EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Immediate report - Petitions to Approve Class Action

On June 28, 2017 the Company learned (prior to being formally served) of two petitions to approve class actions filed with the Tel-Aviv District Court (Economics Division) by shareholders of the Company. The petitions concern a transaction from 2015 in which the Company acquired from Eurocom D.B.S. Ltd (a company controlled by the Company’s controlling shareholders) the balance of shares of the subsidiary D.B.S Satellite Services (1998) Ltd (“DBS”) that it held (“the Transaction”).

1.	The First Petition

The petition was filed against the Company, the Chairman of the Company’s Board of Directors, members of the Company’s Board, the CEO and CFO of DBS and companies from the Eurocom Group (including companies that are controlling shareholders of the Company, whether directly or indirectly) (all jointly in this section “the Respondents”).

The group in whose name the petition was filed is all those who purchased the Company’s shares from February 11, 2015 until June 19, 2017 (excluding the Respondents and/or those acting on their behalf and/or related to them).

In the petition it is argued that there was a misleading and/or deficient report concerning the Transaction, and on account of which due to the opening of a public investigation into the Transaction by the Securities Authority the public has become aware of details concerning the Transaction and its implementation, which has led to a drop in the Company’s share price in the days following the disclosure of new information and its analysis, such that the estimate of damage caused to the Company’s shareholders as a result of the disclosure is approximately NIS 1.3 billion. According to the Petitioner, the Respondents acted contrary to the provisions of the Securities Law, 1969 and contrary to the provisions of additional laws, and caused the Company’s securities holders heavy financial losses, amounting to millions of shekels if not more.

2.	The Second Petition

The petition was filed against the Company, the Chairman of the Company’s Board of Directors, members of the Company’s Board, and companies that are controlling shareholders of the Company, B Communications Ltd and Internet Gold - Golden Lines Ltd (all jointly in this section “the Respondents”).

The petition was filed in the name of three sub-groups - everyone who acquired on the Tel Aviv Stock Exchange between May 21, 2015 and June 19, 2017 (1) shares of the Company, (2) shares of B Communications Ltd, and (3) shares of Internet Gold - Golden Lines Ltd.

According to the petitioner, the public that invested in the aforementioned shares was seriously misled, which was uncovered following the opening of a public investigation into the Transaction by the Securities Authority on June 20, 2017, whereby the increase in the cash flow of DBS as reported in the Company’s financial statements was artificially inflated, according to their claim, thereby misleading the reasonable investor who based himself on DBS cash flow data to estimate its worth, which led to over-valuation of the above companies.

According to the petitioner’s estimate the damage caused to the sub-group of Company shareholders is approximately NIS 568 million. The petitioner also claims additional damages caused to the groups of shareholders of B Communications Ltd and Internet Gold - Golden Lines Ltd.

The Company is studying the two petitions and at this point is unable to assess their chances.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.